Exhibit 99.2

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL STOCK

We would like to inform our Shareholders that the Boards of the companies listed below, in meetings held on November 7th, 2006, deliberated about the proposals presented by management with regards to the payment of dividends for the third quarter of the current fiscal year, ended on September 30th, 2006. These dividends will be paid as Interest on Capital Stock on November 30th, 2006, calculated and paid based on the position held by shareholders on November 21st and constitute an anticipation of the annual minimum dividend as stated in the by-laws, as follows:

Company	Amount per share Common and Preferred Shares
METALÚRGICA GERDAU S.A.	R$0.60

GERDAU S.A.	R$0.35

Please note that the above mentioned amounts will have deducted 15% (fifteen percent) for Income Tax as per Paragraph 2, article 9 of the Brazilian Corporate Law # 9.249/95. Shareholders exempt of Income Tax Withholding must confirm this status by mailing the corresponding documents to the address below no later than November 16th, 2006:

GERDAU – Relações com Investidores (Investor Relations)

Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - BRAZIL

The Company will consider that the shareholder is not tax-exempt if the above mentioned documents are not received by the aforementioned date.

Please note that shares acquired on November 22nd, 2006, and thereafter, will be traded EX-INTEREST ON CAPITAL STOCK.

Additional information can be obtained at our Investor Relations Department, located at
Av. Farrapos, 1811 - Porto Alegre - RS - 90220-005 - Brazil
Phone: +55 (51) 3323.2211 - Fax: +55 (51) 3323.2281
E-mail acionistas@gerdau.com.br

Porto Alegre, November 7th, 2006.

Osvaldo Burgos Schirmer
Vice President
Investor Relations Director